                                ---------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              QUANTA SERVICES, INC.
                                (Name of Issuer)

                                ---------------

                         COMMON STOCK, $.00001 PAR VALUE
                         (Title of Class of Securities)

                                ---------------

                                 (CUSIP Number)
                                   74762E 10 2

                                ---------------

                                  Julia Murray
                             General Counsel-Finance
                      Enron Capital & Trade Resources Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                ---------------

                               September 29, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this
  Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                ---------------

                                                              Page 1 of 10 Pages

                                                              Page 2 of 10 Pages

CUSIP NO.:    74762E 10 2

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Enron Capital & Trade Resources Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [ X ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
      7       SOLE VOTING POWER
              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              3,589,090*
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              3,589,090*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,589,090*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [   ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
================================================================================
* Represents shares of Common Stock issuable upon conversion of US$49,350,000 principal amount of 6 7/8% Convertible Promissory Notes due 2010.

** Based on information provided by the Issuer as of September 29, 1998.

                                                              Page 3 of 10 Pages

CUSIP NO.:    74762E 10 2

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Enron Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [ X ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon
--------------------------------------------------------------------------------
      7       SOLE VOTING POWER
              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              3,589,090*
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              3,589,090*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,589,090*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [   ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
================================================================================
* Represents shares of Common Stock issuable upon conversion of US$49,350,000 principal amount of 6 7/8% Convertible Promissory Notes due 2010.

** Based on information provided by the Issuer as of September 29, 1998.

                                                              Page 4 of 10 Pages

CUSIP NO.:    74762E 10 2

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Joint Energy Development Investments II Limited Partnership
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [ X ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
      7       SOLE VOTING POWER
              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              2,691,818*
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              2,691,818*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,691,818*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [   ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.3%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
================================================================================
* Represents shares of Common Stock issuable upon conversion of US$49,350,000 principal amount of 6 7/8% Convertible Promissory Notes due 2010.

** Based on information provided by the Issuer as of September 29, 1998.

                                                              Page 5 of 10 Pages

                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Quanta Services, Inc., a Delaware corporation, is to the best knowledge and belief of the Reporting Entities, as defined herein.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, par value $.00001 per share, of Quanta Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1360 Post Oak Boulevard, Suite 2100, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by (i) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing such energy products to local distribution companies, electric utilities, cogenerators and commercial and industrial end users, as well as the provision of risk management services, (ii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments, and (iii) Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which is engaged primarily in the business of investing in and managing certain energy related assets. ECT, Enron and JEDI II are referred to herein as the "Reporting Entities". ECT is a wholly-owned subsidiary of Enron. Entities that may be deemed to be control persons of JEDI II are (i) Enron Capital Management II Limited Partnership, a Delaware limited partnership and the general partner of JEDI II ("ECMLP II"), whose principal business is to manage oil and gas related investments, (ii) Enron Capital II Corp., a Delaware corporation and the general partner of ECMLP II ("ECC II"), whose principal business is to manage oil and gas related investments, (iii) Enron, and (iv) ECT. ECC II is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron.

         The address of the principal business offices of ECT, JEDI II, ECMLP II, ECC II and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECT, Enron and ECC II. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, ECMLP II, ECC II or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge ECMLP II or ECC II or any person listed on Schedule I hereto, has been during the last five years (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

                                                              Page 6 of 10 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Securities Purchase Agreement dated as of September 29, 1998 among the Issuer, ECT and JEDI II (the "Purchase Agreement"), (i) ECT purchased from the Issuer a 6 7/8% Convertible Promissory Note due 2010 in the aggregate principal amount of $12,337,500.00 (the "ECT Note"), and (ii) JEDI II purchased from the Issuer a 6 7/8% Convertible Promissory Note due 2010 in the aggregate principal amount of $37,012,500.00 (the "JEDI Note"). The ECT Note and the JEDI Note are referred to herein collectively as the "Convertible Notes". The aggregate purchase price for the Convertible Notes was $49,350,000.00 in cash, of which $12,337,500.00 was paid by ECT and $37,012,500.00 was paid by JEDI II. See Item 4 for a more complete description of the Convertible Notes and the transactions contemplated by the Securities Purchase Agreement.

         The source of the funds used for the purchases of the Convertible Notes by ECT and JEDI II was working capital on hand.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purchase of the Convertible Notes of the Issuer was the result of a negotiated transaction with the Issuer and were acquired for investment purposes. ECT and JEDI II intend to review their investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Convertible Notes, subsequent developments affecting the Issuer (including opportunities to provide financing from time to time to the Issuer for expansion of its business), the Issuer's business and prospects, other investment and business opportunities available to ECT or JEDI II, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

         The Purchase Agreement, the Registration Rights Agreement (as defined below) and the Convertible Notes are each attached as exhibits to this statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements or instruments are qualified by reference to the actual agreements or instruments.

         Purchase Agreement. On September 29, 1998, ECT and JEDI II entered into the Purchase Agreement which provided for the purchase by ECT and JEDI II of 6 7/8% Convertible Promissory Notes due 2010 in the aggregate principal amount of $49,350,000.00. The number of shares of Common Stock issuable upon conversion of the Subordinated Notes by ECT and JEDI II was determined by dividing $49,350,000.00 by the conversion price of $13.75. The Purchase Agreement includes customary representations and warranties and indemnification provisions. The Purchase Agreement also contains provisions intended to limit ECT's and JEDI II's obligations and liability to the Issuer. In addition, the Purchase Agreement provides that ECT and JEDI II or their respective successors and assigns are entitled to (i) designate one member of the Board of Directors of the Issuer or (ii) designate one person to attend meetings of the Board of Directors of the Issuer as an observer and to receive certain written information and reports distributed to the Board of Directors. As of the date hereof, ECT had not designated a representative to serve on the Board of Directors.

         The Purchase Agreement also contains an agreement by ECT and the Issuer to facilitate communications between them in furtherance of the design, construction, maintenance and timely and cost-effective completion of projects aimed at ensuring the high quality of the transmission and distribution

                                                              Page 7 of 10 Pages

systems, and fiber optic communication systems of ECT and its Affiliates (as such term is defined in the Purchase Agreement). It is the expectation of ECT and the Issuer that this relationship will work to establish open communications resulting in mutually-beneficial business opportunities. It is, however, not intended to create a right in favor of either party to any specific business opportunity or opportunities.

         The Convertible Notes. The Convertible Notes are dated October 5, 1998 and issued pursuant to the Purchase Agreement. Interest on the outstanding principal amount of the Convertible Notes will accrue at the rate of 6 7/8% per annum and be payable quarterly on each March 31, June 30, September 30 and December 31, during the term of the Convertible Notes, beginning on December 31, 1998. The Convertible Notes mature on June 30, 2010, and on such date, or on such earlier date the principal amount becomes payable in accordance with the provisions of the Purchase Agreement, the Issuer will pay an amount equal to the outstanding principal amount of the Convertible Notes, plus the accrued and unpaid interest on the outstanding principal amount of the Convertible Notes.

         The Convertible Notes are convertible, in whole or in part, at the option of the Holder, at any time, into fully paid and nonassessable shares of Common Stock at the price of $13.75 per share, subject to adjustment as set forth in the Convertible Notes. The Convertible Notes rank subordinate in right of payment to the Senior Indebtedness (as defined in the Purchase Agreement).

         Registration Rights Agreement. In connection with the Purchase Agreement, the Issuer, ECT and JEDI II entered into a Registration Rights Agreement dated as of September 29, 1998 (the "Registration Rights Agreement"), which requires the Issuer to register for sale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock issuable upon conversion of the Convertible Notes. The registration rights include (i) up to two "demand" rights, exercisable after March 30, 1999, and (ii) unlimited "piggy back" rights to include shares of Common Stock in any Registration Statement (other than registration statements on Form S-4, S-8 or in connection with an exchange offer or an offering of securities solely to the Issuer's existing shareholders covering voting securities of the Issuer offered to the public for cash).

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP II or ECC II or any person listed on
Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Neither ECT nor JEDI II directly owns any Common Stock of the Issuer. As set forth in this Schedule 13D, ECT owns the ECT Note which is convertible into 897,272 shares of Common Stock of the Issuer and JEDI II owns the JEDI Note which is convertible into 2,691,818 shares of Common Stock of the Issuer. If the Convertible Notes were converted in full by ECT or JEDI II, respectively, the shares of Common Stock issuable upon such conversion would represent approximately 4.9% and 13.3% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of September 29, 1998 as represented by the Issuer in the Purchase Agreement). See Item 4.

         Enron, ECT, ECMLP II and ECC II may be deemed to beneficially own the shares of Common Stock issuable upon conversion of the Convertible Notes described herein which are held by JEDI II. Enron

                                                              Page 8 of 10 Pages

may also be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Convertible Notes described herein which are held by ECT. See
Item 2. Enron disclaims beneficial ownership of any shares of Common Stock issuable upon conversion of the Convertible Notes. JEDI II disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the ECT Note. ECT disclaims beneficial ownership of the shares of Common Stock issuable upon exercise of the JEDI Note.

         (b) ECT and Enron may be deemed to share voting and dispositive power over the shares of Common Stock issuable upon exercise of the ECT Note. In addition, Enron, ECT, ECMLP II, ECC II and JEDI II may be deemed to share voting and dispositive power over the shares of Common Stock issuable upon exercise of the JEDI Note. See Item 2.

         (c) Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP II, ECC II or any of the persons named in
Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the description of the Purchase Agreement, the Convertible Notes and the Registration Rights Agreement in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (i) Securities Purchase Agreement dated as of September 29, 1998 among the Issuer, ECT and JEDI II.

         (ii) Registration Rights Agreement dated as of September 29, 1998, by and among the Issuer, ECT and JEDI II.

         (iii) Convertible Promissory Note of the Issuer in the principal amount of $12,337,500.00 issued to ECT.

         (iv) Convertible Promissory Note of the Issuer in the principal amount of $37,012,500.00 issued to JEDI II.

         (vi)     Joint Filing Agreement by and among the Reporting Persons.

                                                              Page 9 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 9, 1998.               ENRON CAPITAL & TRADE RESOURCES CORP.



                                      By: /s/ Peggy B. Menchaca
                                         ----------------------------------
                                      Name: Peggy B. Menchaca
                                      Title: Vice President and Secretary


Dated: October 9, 1998                ENRON CORP.


                                      By: /s/ Peggy B. Menchaca
                                         ----------------------------------
                                      Name: Peggy B. Menchaca
                                      Title: Vice President and Secretary


Dated: October 9, 1998                JOINT ENERGY DEVELOPMENT INVESTMENTS II
                                      LIMITED PARTNERSHIP

                                      By: Enron Capital Management II Limited
                                          Partnership, its General Partner

                                      By: Enron Capital II Corp., its
                                          general partner

                                      By: /s/ Peggy B. Menchaca
                                         ----------------------------------
                                      Name: Peggy B. Menchaca
                                      Title: Vice President and Secretary

                                                             Page 10 of 10 Pages

                                INDEX TO EXHIBITS


         (i) Securities Purchase Agreement dated as of September 29, 1998 among the Issuer, ECT and JEDI II.

         (ii) Registration Rights Agreement dated as of September 29, 1998, by and among the Issuer, ECT and JEDI II.

         (iii) Convertible Promissory Note of the Issuer in the principal amount of $12,337,500.00 issued to ECT.

         (iv) Convertible Promissory Note of the Issuer in the principal amount of $37,012,500.00 issued to JEDI II.

         (vi)     Joint Filing Agreement by and among the Reporting Persons.

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                      ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address        Citizenship              Position and Occupation
-------------------------        -----------              -----------------------
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------------
Mark A. Frevert                     U.S.A.        Director; President-ECT Europe and
                                                  Managing Director
-----------------------------------------------------------------------------------------
Mark E. Haedicke                    U.S.A.        Director; Managing Director - Legal
-----------------------------------------------------------------------------------------
Kevin P. Hannon                     U.S.A.        Director; President and Chief Operating
                                                  Officer
-----------------------------------------------------------------------------------------
Kenneth D. Rice                     U.S.A.        Director; Chairman of the Board; Chief
                                                  Executive Officer and Managing
                                                  Director; Chairman and Chief Executive
                                                  Officer--ECT North America
-----------------------------------------------------------------------------------------
Gene E. Humphrey                    U.S.A.        Vice Chairman
-----------------------------------------------------------------------------------------
Amanda K. Martin                    U.S.A.        President--Energy and Finance Services
-----------------------------------------------------------------------------------------
Robert J. Hermann                   U.S.A.        Vice President and General Tax Counsel
-----------------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.

Name and Business Address           Citizenship             Position and Occupation
-------------------------           -----------             -----------------------
Robert A Belfer                                      Director; Chairman, President and Chief
767 Fifth Avenue, 46th Floor           U.S.A.        Executive Officer, Belco Oil & Gas Corp.
New York, New York 10153
------------------------------------------------------------------------------------------------
Norman P. Blake, Jr.                                 Director; Chairman, United States Fidelity
USF&G Corporation                      U.S.A.        and Guaranty Company
6225 Smith Avenue.  LA0300
Baltimore, Maryland 21209
------------------------------------------------------------------------------------------------
Ronnie C. Chan                                       Director; Chairman of Hang Lung
Hang Lung Development Company                        Development Group
Limited                                U.S.A.
28/F, Standard Chartered Bank
Building
4 Des Vouex Road Central
Hong Kong
------------------------------------------------------------------------------------------------
John H. Duncan
5851 San Felipe, Suite 850             U.S.A.        Director; Investments
Houston, Texas 77057
------------------------------------------------------------------------------------------------
Joe H. Foy
404 Highridge Drive                    U.S.A.        Director; Retired Senior Partner, Bracewell
Kerrville, Texas 78028                               & Patterson, L.L.P.
------------------------------------------------------------------------------------------------
Wendy L. Gramm
P.O. Box 39134                         U.S.A.        Director; Former Chairman, U.S.
Washington, D.C.  20016                              Commodity Futures Trading Commission
------------------------------------------------------------------------------------------------
Ken L. Harrison                                      Director; Vice Chairman of Enron Corp.
121 S.W. Salmon Street                 U.S.A.
Portland, Oregon 97204
------------------------------------------------------------------------------------------------
Robert K. Jaedicke
Graduate School of Business            U.S.A.        Director; Professor (Emeritus), Graduate
Stanford University                                  School of Business, Stanford University
Stanford, California 94305
------------------------------------------------------------------------------------------------
Charles A. LeMaistre
13104 Travis View Loop                 U.S.A.        Director; President (Emeritus), University
Austin, Texas  78732                                 of Texas M.D. Anderson Cancer Center
------------------------------------------------------------------------------------------------

Name and Business Address                  Citizenship              Position and Occupation
-------------------------                  -----------              -----------------------
Jerome J. Meyer
26600 S.W. Parkway                            U.S.A.        Director; Chairman and Chief Executive
Building 63, P. O. Box 1000                                 Officer, Tektronix, Inc.
Wilsonville, Oregon 97070-1000
------------------------------------------------------------------------------------------------------
John A. Urquhart
John A. Urquhart Associates                   U.S.A.        Director; Senior Advisor to the Chairman
111 Beach Road                                              of Enron Corp.; President, John A.
Fairfield, Connecticut 06430                                Urquhart Associates
------------------------------------------------------------------------------------------------------
John Wakeham
Pingleston House                                            Director; Former U.K. Secretary of State
Old Alresford                                  U.K.         for Energy and Leader of the Houses of
Hampshire S024 9TB                                          Commons and Lords
United Kingdom
------------------------------------------------------------------------------------------------------
Charls E. Walker
Walker & Walker, LLC                          U.S.A.        Director; Chairman, Walker & Walker,
10220 River Road, Suite 105                                 LLC
Potomac, Maryland 20854
------------------------------------------------------------------------------------------------------
Bruce G. Willison
4900 Rivergrade Road                          U.S.A.        Director; President and Chief Operating
Irwindale, California 91706                                 Officer, Home Savings of America
------------------------------------------------------------------------------------------------------
Herbert S. Winokur, Jr.
Winokur & Associates, Inc.                    U.S.A.        Director; President, Winokur & Associates,
30 East Elm Ct.                                             Inc.
Greenwich, Connecticut 06830
------------------------------------------------------------------------------------------------------
Kenneth L. Lay
1400 Smith Street                             U.S.A.        Director; Chairman and Chief Executive
Houston, Texas 77002                                        Officer, Enron Corp.
------------------------------------------------------------------------------------------------------
J. Clifford Baxter
1400 Smith Street                             U.S.A.        Senior Vice President, Corporate
Houston, Texas 77002                                        Development; Enron Corp.
------------------------------------------------------------------------------------------------------
Richard A. Causey                             U.S.A.        Senior Vice President, Chief Accounting,
1400 Smith Street                                           Information and Administrative Officer,
Houston, Texas 77002                                        Enron Corp.
------------------------------------------------------------------------------------------------------
James V. Derrick, Jr.
1400 Smith Street                             U.S.A.        Senior Vice President and General
Houston, Texas 77002                                        Counsel, Enron Corp.
------------------------------------------------------------------------------------------------------

Name and Business Address           Citizenship            Position and Occupation
-------------------------           -----------            -----------------------
Andrew S. Fastow
1400 Smith Street                      U.S.A.        Senior Vice President and Chief Financial
Houston, Texas 77002                                 Officer, Enron Corp.
----------------------------------------------------------------------------------------------
Mark A. Frevert
1400 Smith Street                      U.S.A.        President and Chief Executive Officer,
Houston, Texas 77002                                 Enron Europe, Ltd.
----------------------------------------------------------------------------------------------
Stanley C. Horton
1400 Smith Street                      U.S.A.        Chairman and Chief Executive Officer,
Houston, Texas 77002                                 Enron Gas Pipeline Group
----------------------------------------------------------------------------------------------
Rebecca P. Mark
1400 Smith Street                      U.S.A.        Vice Chairman, Enron Corp. and
Houston, Texas 77002                                 Chairman, Enron International, Inc.
----------------------------------------------------------------------------------------------
Lou L. Pai
1400 Smith Street                      U.S.A.        Chairman and Chief Executive Officer,
Houston, Texas 77002                                 Enron Energy Services, Inc.
----------------------------------------------------------------------------------------------
Kenneth D. Rice                        U.S.A.        Chairman and Chief Executive Officer,
1400 Smith Street                                    Enron Capital and Trade Resources Corp.
Houston, Texas 77002                                 North America
----------------------------------------------------------------------------------------------
Jeffrey K. Skilling
1400 Smith Street                      U.S.A.        Director; President and Chief Operating
Houston, Texas 77002                                 Officer, Enron Corp.
----------------------------------------------------------------------------------------------
Joseph W. Sutton
1400 Smith Street                      U.S.A.        President and Chief Executive Officer,
Houston, Texas 77002                                 Enron International, Inc.
----------------------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.

Name and Business Address           Citizenship     Position and Occupation
-------------------------           -----------     -----------------------
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------------
James V. Derrick, Jr.                  U.S.A.        Director
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------------
Mark A. Frevert                        U.S.A.        Director
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------------
Kenneth D. Rice                        U.S.A.        Director ; Chairman, Chief Executive
1400 Smith Street                                    Officer and Managing Director
Houston, Texas 77002
------------------------------------------------------------------------------------------
Gene E. Humphrey                       U.S.A.        President and Managing Director
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------------
Richard B. Buy                         U.S.A.        Managing Director
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------------
Andrew S. Fastow                       U.S.A.        Managing Director
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------------
Jeffrey McMahon                        U.S.A.        Managing Director, Finance and
1400 Smith Street                                    Treasurer
Houston, Texas 77002
------------------------------------------------------------------------------------------
Mark E. Haedicke                       U.S.A.        Managing Director and General Counsel
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------------